FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Dow, Stephen M. (Last) (First) (Middle) c/o Sevin Rosen Funds 13455 Noel Road, Suite 1670 (Street) Dallas, Texas 75240 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol

Citrix Systems, Inc.   CTXS

   3. I.R.S. Identification     Number of Reporting     Person, if an entity     (voluntary)

4. Statement for (Month/Day/Year) 11/14/2002 5. If Amendment, Date of Original (Month/Day/Year) 11/07/2002

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

  X   Director

      10% Owner

      Officer (give title below)

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X   Form filed by One Reporting Person

       Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/7/2002		P		35,000	A	$8.83	225,516	I	(1)
Common Stock	11/7/2002		P		2,500	A	$8.83	7,500	I	(2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
IncentiveStock Right-To-Buy	$8.70	11/7/2002		A		60,000		(3)	11/7/2012	Common Stock	60,000		60,000	D

 Explanation of Responses:

(1)  Shares are held by the Dow Family Trust (the "Dow Trust").  Mr. Dow is a trustee and beneficiary of the Dow Trust .

(2)  Shares are held by Dow Investments I L.P. (the "Dow L.P.").  Mr. Dow is a general partner of Dow L.P. and is deemed to have beneficial ownership of the shares held by the partnership, but disclaims any pecuniary interest in such shares.

(3)  Options vest monthly with full vesting in one (1) year.

** Signature of Reporting Person	11/14/2002 Date

John V. Jaggers, Attorney-In-Fact

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002